SANYO

We have made two mistakes in our Annual Report 2004.
We would be very grateful if you could attach these letters to our Annual Reports which we sent.

SANYO Electric Co., Ltd.
5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

82-264

Dear Sirs,

We have made following two corrections to our Annual Report 2004.

Firstly, headline of second paragraph on right-hand column on Page 12
Error: New 200 W HIT Product Launched in April 2004
Correction: New 200 W HIT Product Launched in April 2003

Secondly, right-hand column "Production" chart on Page 12

Error		Correction
FY 2005 (projected)	→	FY 2005 (projected)
115MW		153MW

The revised Annual Report can be found on our IR website.
(http://sanyo.web-ir.jp)
We apologize for any inconvenience these may have caused.

Best Regards,

Kenichi Sato

Kenichi Sato
IR Team
Corporate Communications Unit
SANYO Electric Co., Ltd.
e-mail:sany1007807@sanyo.co.jp

dlw 9/22

Z-015